Item 77I - DWS RREEF Real
Estate Securities VIP (a series of
DWS Investments VIT Funds)

The Board of the fund approved the
proposed liquidation of the portfolio,
on December 18, 2007. The proposed
liquidation is targeted for April 2008
following appropriate notice to
shareholders.